Unilever PLC Demerger of Unilever's Ice Cream Business - Update Unilever PLC ("Unilever") announces that the demerger of its ice cream business, now known as The Magnum Ice Cream Company N.V. ("TMICC"), (the "Demerger") will complete on Saturday 6 December 2025. Admission of the ordinary shares in TMICC ("TMICC Shares") to listing and trading in Amsterdam, London and New York, and the commencement of dealings in TMICC Shares, are expected to take place on Monday 8 December 2025. Today's announcement follows the publication by TMICC on Wednesday 3 December 2025 of its prospectus for the purposes of the admission to listing and trading of TMICC Shares on Euronext Amsterdam, to listing on the Equity Shares (Commercial Companies) Category of the Official List of the FCA and to trading on the London Stock Exchange's Main Market for listed securities (the "Prospectus"). TMICC's registration statement with respect to the registration of TMICC Shares under the US Exchange Act, and admission to trading on the New York Stock Exchange (the "Registration Statement") became effective on Thursday 4 December 2025.  Further information on key dates and timings regarding the Demerger and the Share Consolidation is set out at the end of this announcement. Share Consolidation As set out in the circular published by Unilever on Thursday 2 October 2025 in relation to the Share Consolidation (the "Circular") and approved by shareholders on Tuesday 21 October 2025, Unilever expects that, shortly following the Demerger, it will consolidate (or sub-divide and consolidate) its existing issued share capital in order to reduce the total number of ordinary shares in Unilever in issue (while increasing the nominal value per share). The Share Consolidation is intended to maintain comparability, so far as practicable, between Unilever's share price and per share metrics (including earnings per share and dividends per share) before and after the Demerger. Further information on the Share Consolidation is set out in the Circular, and Unilever will make further announcements regarding the Share Consolidation in due course. The Circular is available on Unilever's website at www.unilever.com/gm. Shareholders are encouraged to read the Circular in full.   EXPECTED TIMETABLE OF PRINCIPAL EVENTS   Capitalised terms used below have the same meanings as in the Circular.   Event   Indicative timings and/or dates(1) Latest time and date for transfers of Unilever Shares to be registered in order for the transferee to be registered at the Demerger Record Time   6:00 p.m. on Friday 5 December 2025 Demerger Record Time 10:00 p.m. on Friday 5 December 2025   Demerger Effective Time 6:00 p.m. on Saturday 6 December 2025   Issuance of Retained Shares to the Unilever Group   Sunday 7 December 2025 Ex dividend date for the Demerger    Monday 8 December 2025 Admission of TMICC to trading on each of Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange   Monday 8 December 2025 TMICC Shares commence trading on Euronext Amsterdam   9:00 a.m. (Amsterdam time) on Monday 8 December 2025 TMICC Shares commence trading on the London Stock Exchange   8:00 a.m. on Monday 8 December 2025

Crediting of TMICC Shares in DTC As soon as possible after 8:00 a.m. (New York time) on Monday 8 December 2025   Crediting of CREST accounts and Euroclear accounts with TMICC Depositary Interests As soon as possible after 8:00 a.m. (New York time) on Monday 8 December 2025   TMICC Shares commence trading on the New York Stock Exchange   9:30 a.m. (New York time) on Monday 8 December 2025 Share Consolidation Record Time 10:00 p.m. on Monday 8 December 2025   Share Consolidation becomes effective(2) 8:00 a.m. on Tuesday 9 December 2025   New Unilever Shares commence trading on the London Stock Exchange 8:00 a.m. on Tuesday 9 December 2025   New Unilever Shares commence trading on Euronext Amsterdam 9:00 a.m. (Amsterdam time) on Tuesday 9 December 2025   Crediting of CREST accounts with New Unilever Shares As soon as possible after 8:00 a.m. on Tuesday 9 December 2025   New Unilever ADSs commence trading on the New York Stock Exchange 9:30 a.m. (New York time) on Tuesday 9 December 2025   Despatch of statements for TMICC Shares by Monday 22 December 2025   Despatch of fractional payments resulting from the sale of the aggregated TMICC Shares as a result of the Demerger   by Monday 22 December 2025   Despatch of certificates for New Unilever Shares   by Tuesday 23 December 2025 Despatch of fractional payments resulting from the sale of aggregated New Unilever Shares as a result of the Share Consolidation   by Tuesday 23 December 2025   (1) References to times in the table above and throughout this announcement are to London (UK) time unless otherwise stated. These times and/or dates remain subject to change. If any of the times and/or dates above change, the revised times and/or dates will be notified to Unilever Shareholders and Unilever ADS Holders by an announcement through an RNS and on Unilever's website:   https://www.unilever.com/investors/news-and-announcements/regulatory- announcements/. (2) The Share Consolidation was approved by Unilever Shareholders on Tuesday 21 October 2025 and is expected to take place on Tuesday 9 December 2025 (or such other date as the Unilever Board may determine). The ratio for the Share Consolidation is expected to be determined on the afternoon of Monday 8 December 2025.   For further information, please contact:   Investor Relations: Investor.Relations@unilever.com Unilever Press Office: Press-Office.London@unilever.com     Cautionary Statement   This announcement may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'continue', 'should', 'would be', 'seeks', or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding Unilever's emissions reduction and other sustainability-related targets and other climate and sustainability matters (including actions, potential impacts and risks and opportunities associated therewith). Forward- looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group (the "Group") (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever's supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects, including the proposed separation of our Ice Cream business and the proposed consolidation of our share capital in connection with the demerger; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Group operates. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2024 and the Unilever Annual Report and Accounts 2024.